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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          DONLAR BIOSYNTREX CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                  09061T 50 90
                                 (CUSIP Number)

                          Donlar Biosyntrex Corporation
                             6502 South Archer Road
                          Bedford Park, Illinois 60501
                           Attention: Larry P. Koskan
                            Telephone: (708) 563-9200
                            Facsimile: (708) 563-9212
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 09061T 50 90

         1.       Names of Reporting Person
                  S.S. OR I.R.S. Identification No. of Above Persons

                  Larry P. Koskan

         2.       Check the Appropriate Box if a Member of a Group
                  (See instructions)

                  (a)  [   ]
                  (b)  [   ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or       2(e)  [   ]

         6.       Citizenship or Place of Organization

                  U.S.A.

             Number of                7.       Sole Voting Power
               Shares                             4,000,000
            Beneficially              8.       Shared Voting Power
              Owned by                            0
                Each                  9.       Sole Dispositive Power
             Reporting                            4,000,000
               Person                 10.      Shared Dispositive Power
                With                              0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,000,000

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See instructions) [   ]

         13.      Percent of Class Represented by Amount in Row (11)

                  8.2%

         14.      Type of Reporting Person (See instructions)

                  IN


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ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $0.0001 par value per share ("Common Stock"), of Donlar Biosyntrex Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 6502 South Archer Road, Bedford Park, Illinois 60501.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) Name of person filing: Larry P. Koskan

         (b) Business address: Donlar Biosyntrex Corporation, 6502 South Archer Road, Bedford Park, IL 60501

         (c) Mr. Koskan's present principal occupation is President and Chief Executive Officer of Donlar Biosyntrex Corporation at the address noted above in subsection (b).

         (d) Mr. Koskan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mr. Koskan has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Koskan used his personal funds in the amount of $30,000 to purchase 4,000,000 shares of Common Stock on December 19, 2002.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of Mr. Koskan's acquisition of shares of Common Stock on December 19, 2002 is for investment.

         Mr. Koskan intends from time to time to review his ownership position in the Company and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Mr. Koskan is the beneficial owner of 4,000,000 shares of Common Stock, which comprises 8.2% of the outstanding shares of Common Stock.

         (b) Mr. Koskan has sole voting and dispositive power with respect to 4,000,000 shares of Common Stock.

         (c) On December 19, 2002, Mr. Koskan purchased 4,000,000 shares of Common Stock from LaSalle Bank National Association. The purchase price per share for the shares was $0.0075.



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         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock disclosed herein as being beneficially owned by Mr. Koskan.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Koskan does not have any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  None



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2002.

                                           /s/ Larry P. Koskan
                                           -------------------------------------
                                           Larry P. Koskan